Exhibit 1

Jinpan International Limited Announces Receipt of “Going Private” Proposal at $8.80 Per Share

Carlstadt, N.J., September 22, 2014 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that its Board of Directors has received a preliminary, non-binding proposal letter dated September 21, 2014 from Li Zhiyuan, the Company’s Chairman of the Board of Directors, President, and Chief Executive Officer and FNOF E&M Investment Limited (collectively, with Mr. Li, the “Buyer Parties”), to acquire all of the outstanding common shares of the Company not currently owned by the Buyer Parties in a going private transaction for $8.80 per common share, subject to certain conditions.

According to the proposal letter, an acquisition vehicle will be formed for the purpose of completing the acquisition, and the acquisition is intended to be financed through a combination of debt and equity capital. Equity financing will be provided by the Buyer Parties in the form of cash. Debt financing will be primarily provided by third party financial institutions. Please refer to the enclosed Exhibit A for a copy of the proposal letter.

The Company expects that its board of directors will form a special committee consisting of independent directors (the “Independent Committee”) to consider this proposal. The Company also expects that the Independent Committee will retain a financial advisor and legal counsel to assist it in its work. The Company cautions its shareholders and others considering trading in its securities that the board just received the non-binding proposal and no decision has been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Jinpan International Limited

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects. Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993. Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey. For more information, visit www.jinpaninternational.com.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2013 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information: At Jinpan International Limited: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

Exhibit A

September 21, 2014

The Board of Directors

Jinpan International Limited

No. 168 Nanhai Avenue (Building No. 7) Haikou Free Trade Zone

Haikou, Hainan Province, PRC

Dear Sirs:

Zhiyuan Li, Chairman and Chief Executive Officer of Jinpan International Limited (the “Company”) (“Mr. Li” or the “Chairman”), and FNOF E&M Investment Limited (“FNOF”, together with the Chairman, the “Buyer Group”, “we” or “us”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding shares of the Company not already owned by us in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 27% to the Company’s closing price on September 19, 2014 and a premium of 27% and 32% to the volume-weighted average closing price during the last 30 and 60 trading days, respectively. We are confident that the Acquisition can be closed on a highly expedited basis as outlined in this letter.

1. The Acquisition. The Buyer Group intends to form an acquisition vehicle for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with the acquisition vehicle. You should be aware that the Chairman who owns common shares of the Company is interested only in pursuing this Acquisition and is not interested in selling his shares in any other transaction involving the Company.

2. Purchase Price. Based on the information available to us, we are prepared to pay US$8.80 in cash per common share in the Acquisition, in each case other than for shares held by the Buyer Group that may be rolled over to the surviving company of the Acquisition.

3. Closing Certainty and Funding. We believe that we offer a high degree of closing certainty and are well positioned to negotiate and complete the proposed Acquisition on an expedited basis. We intend to finance the proposed Acquisition with a combination of debt and equity capital and we expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4. Due Diligence. We have engaged Citigroup Global Markets Inc. as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as international legal counsel to the Buyer Group, respectively. We and our advisors have significant experience in structuring and consummating transactions of this nature. We expect to complete due diligence on a highly expedited basis, and are prepared and ready to engage in the next stage of discussions.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Li in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Li and his affiliates will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7. Confidentiality. We are sure you will agree that until we have executed Definitive Agreements or terminated our discussions, it is in all parties’ interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law.

8. About FNOF. FNOF E&M Investment Limited is a special purpose vehicle established by FNOF GP Limited, the general partner of a private equity fund managed by a group of experienced investment professionals. These fund managers have successfully completed several going private transactions involving China-based US-listed issuers in recent years, and the market valuation of these privatized companies exceeded, in aggregate, US$ 450 million.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Mr. Li at 201 460 8778 or Lizy@jst.com.cn or Mr. Kevin Song of FNOF at (86)755 8302 4045 or Kevin.Song@forebrightcapital.com at any time. We look forward to speaking with you.

2

Zhiyuan Li

[Proposal Letter Signature Page]

3

FNOF E&M Investment Limited

Name:
Title: Authorized Signatory

[Proposal Letter Signature Page]

4